FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October, 2007

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant's name into English)

Gran Vía, 28

28013 Madrid, Spain

3491-459-3050

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Telefonica- Sixth Investor Conference	3
	Agenda

TELEFÓNICA, S.A., hereby reports the following:

NOTICE

Tomorrow, October 11th, 2007, TELEFÓNICA GROUP will host its Sixth Investor Conference in the city of London. Please find below the Conference Agenda.

08:30 CÉSAR ALIERTA - EXECUTIVE CHAIRMAN AND CEO OF TELEFÓNICA GROUP

09:15 JULIO LINARES - GENERAL MANAGER FOR COORDINATION, BUSINESS DEVELOPMENT AND SYNERGIES OF TELEFÓNICA

10:30 ANTONIO VIANA-BAPTISTA - GENERAL MANAGER OF TELEFONICA ESPAÑA

11:30 PETER ERSKINE - GENERAL MANAGER OF TELEFONICA O2 EUROPA

12:30 JOSÉ MARíA ÁLVAREZ-PALLETE - GENERAL MANAGER OF TELEFONICA LATINOAMERICA

14:30 SANTIAGO FERNÁNDEZ VALBUENA - CHIEF FINANCIAL OFFICER OF TELEFÓNICA

15:15 CÉSAR ALIERTA (CLOSING REMARKS) - EXECUTIVE CHAIRMAN AND CEO OF TELEFÓNICA GROUP

Live broadcasting of presentations will be available to any interested party at:

http://www.telefonica.es/accionistaseinversores/

Likewise, all the presentations will be previously sent to the Spanish National Securities Market Commission, and will also be available to the shareholders and investors on the Company's website.

Madrid, October 10th, 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	October 10th, 2007	By:	/s/ Ramiro Sánchez de Lerín García- Ovies
			Name:	Ramiro Sánchez de Lerín García- Ovies
			Title:	General Secretary and Secretary to the Board of Directors